Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: March 16, 2004	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, March 16, 2004 Page 1 of 4

Board proposes performance-based long-term incentive program, repurchase and transfer of own shares

(ELUX) The Board of Directors of AB Electrolux has decided to propose that the Annual General Meeting on April 21, 2004, approve replacing the Group’s current stock option programs with a performance-based long-term share program from 2004. The program covers less than 200 senior managers and key employees.

The proposed program is based on value-creation targets for the Group that are established by the Board of Directors, and involves an allocation of shares if these targets have been reached or exceeded after a three-year period. The program comprises B-shares.

Participants are permitted to sell allocated shares to cover personal income tax, but the remaining shares must be held for two years. The cost of the program is comparable to the cost of previous stock-option programs.

The program is in line with Electrolux principles for remuneration based on performance, and is an integral part of the total compensation for the Group’s senior managers and key employees. The Board of Directors considers that the program will benefit the company’s shareholders and also facilitate recruitment and retention of competent employees.

Conditions for allocation of shares

Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are “entry”, “target” and “stretch”. “Entry” is the minimum level that must be reached to enable allocation. “Stretch” is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The number of shares allocated at “stretch” will be 50% greater than at “target”. The shares will be allocated after the three-year period and will be free of charge.

Participants in the program comprise five groups — the President, other members of Group management, and three groups of other senior managers and key employees.

AB electrolux (publ) MAILING ADDRESS SE-105 45 STOCKHOLM, SWEDEN OFFICE ADDRESS S:T GöRANSGATAN 143	TELEPHONE +46 8 738 60 00 TELEFAX +46 8 738 70 90	INVESTOR RELATIONS +46 8 738 60 03 WEBSITE www.electrolux.com/ir	E-MAIL ADDRESS ir@electrolux.se REG. NO. 556009-4178

The Board of Directors will determine a target value in SEK for each group, with reference to position and remuneration level. For the President, the target value is SEK 2,400,000, for other members of Group management SEK 1,200,000, and for other senior officers and key employees SEK 900,000, 600,000 and 450,000 respectively. The sum of the target values for all participants will not exceed SEK 120m.

Each target value will subsequently be converted into a number of shares. The number of shares will be based on the average closing price of the Electrolux B-share on the Stockholm Exchange during a period of ten trading days before the day participants are invited to the program, reduced by the present value of estimated dividend payments for the period until shares are allotted. It is intended that participants will be invited to take part in the program during the month of May 2004.

Cost and dilution

If value created is at the “target” level, the cost of the program is estimated at approximately SEK 150m, including employer contributions and the financing cost for repurchase of own shares. If value created equals or exceeds the “stretch” level, the cost is estimated at a maximum of SEK 240m.

The share program is expected to result in a maximum dilution of approximately 0.55%, calculated as the maximum increase in the number of shares. The total dilution effect of the proposed share program together with the Electrolux employee stock-option programs for 1999-2003 will not exceed approximately 3.88%. No employee stock options will be allocated in 2004.

Proposal for resolution on repurchase and transfer of own shares

The Board of Directors has decided to propose that the Annual General Meeting on April 21, 2004, as in previous years, approve a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2005.

The purpose of the repurchase program is to continuously enable adaptation of the Group’s capital structure, thus contributing to increased shareholder value. Electrolux should also be able to use repurchased shares in connection with financing of potential acquisitions and the option programs for 1999-2003, as well as the new share program for 2004.

The company may repurchase shares in an amount such that, following each repurchase, the company holds a maximum of 10% of the total number of shares in the company. Purchases may be made only through transactions on the

Stockholm Stock Exchange and/or the London Stock Exchange at a price per share within the prevailing registered price interval.

As of March 15, 2004, Electrolux held 17,489,400 B-shares, corresponding to 5.4% of the total number of outstanding shares. With reference to the current holding of own shares, a maximum of 14,920,600 shares may be repurchased. On the basis of the Group’s financial statements for 2003 and the closing price for B-shares on March 12, 2004, repurchase of this number of shares would result in an increase in net income per share from SEK 15.25 to SEK 15.75, and an increase in return on equity from 17.3% to 18.6%.

Transfer of own shares

The Board of Directors has also decided to propose that the Annual General Meeting, as in previous years, authorize the Board to transfer own A- and B-shares in connection with company acquisitions, during the period up until the Annual General Meeting in 2005. Transfers may be implemented with deviation from the shareholders’ preferential rights. In addition, transfers shall be made at a minimum price per share that corresponds to an amount in close connection with the price of A- or B-shares on the Stockholm Exchange at the time of the decision on the transfer. Payment for transferred shares may be made in cash, by contributions in kind, or by offsetting company debt.

The Board of Directors will also propose that the Annual General Meeting authorize transfers of repurchased own B-shares. The purpose is to implement the proposed share program 2004 in a cost-efficient and flexible manner, to fulfill the obligation to deliver shares under the program, as well as to cover costs that may arise as a result of the previous employee stock-option programs for 1999-2003.

A maximum of 1,500,000 B-shares may be transferred free of charge to the participants in the proposed share program. During the period prior to the next Annual General Meeting, a maximum of 1,313,010 B-shares may be transferred on the Stockholm Exchange at current market price in order to cover future costs of the employee stock-option programs for 1999-2003. These costs refer primarily to employer contributions.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.

PRESS RELEASE	Stockholm, March 16, 2004 Page 1 of 3

Board’s proposal regarding conditions for redemption of Electrolux shares

(ELUX) The Board of Directors of Electrolux has now established the conditions for the share redemption offer in a total amount of approximately SEK 3,000m, which is to be proposed at the Annual General Meeting of shareholders on April 21, 2004. The redemption offer was announced in connection with publication of the year-end figures for 2003, and is made on the basis of the Group’s strong balance sheet and the Board’s ambition to contribute to increased shareholder value.

The proposal can be summarized as follows:

•	Each A-share gives one class A redemption right, and each B-share gives one class B redemption right.

•	20 class A redemption rights entitle redemption of one class A share, and 20 class B redemption rights entitle redemption of one class B share. In order to facilitate adjustment of uneven lots, a maximum of 1,000 redemption rights can be used to redeem shares of either class (A and/or B).

•	The amount to be paid by Electrolux for each redeemed share is SEK 200.

•	A maximum of 1,000 redemption rights can be sold free of brokers’ commission.

To ensure that the redemption offer of SEK 3,000m will be completed, even if the price of the Electrolux share would increase significantly and thereby make the redemption offer less attractive for the shareholders, the Board reserves the right to change the redemption price and redemption ratio at the latest two weeks before the Annual General Meeting.

The redemption offer is conditional to an extraordinary shareholders’ meeting resolving matters including a reduction of the share capital by means of redemption and the final number of shares to be included in the redemption

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	INVESTOR RELATIONS	E-MAIL ADDRESS
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	TELEFAX	WEBSITE	REG. NO.
S:T GöRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178

procedure. The extraordinary shareholders’ meeting is intended to be held in June 2004.

Provided that the offer is in accordance with the conditions above and accepted in its entirety, the company’s equity will be reduced by SEK 3,066m through redemption of 15,330,000 shares. The number of shares in Electrolux after the offer will thus amount to 308,770,000, including shares owned by the company. As of March 15, 2004, Electrolux owned 17,489,400 shares, which are not included by the offer.

Proposed time schedule

•	The Annual General Meeting on April 21, 2004 will decide on the board’s redemption offer.

•	The Electrolux share will be quoted excluding redemption right as of April 22, 2004.

•	The record day for receiving redemption rights is April 26, 2004.

•	An information brochure describing the offer will be distributed to shareholders around May 3, 2004.

•	Application period is May 4 to June 1, 2004.

•	Trade in redemption rights will take place May 4 to May 26, 2004.

•	Trade in redemption shares will take place June 10 to June 21, 2004.

•	Payment of proceeds for redeemed shares will be made around June 30, 2004.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.

PRESS RELEASE	Stockholm, March 17, 2004

Annual General Meeting of Shareholders, April 21, 2004

(ELUX) We hereby provide notice of the agenda for the Annual General Meeting scheduled to be held on April 21, 2004. In connection with the proposal for election of Board Members, it should be noted that all members have been nominated for re-election with the exception of Rune Andersson and Jacob Wallenberg who have both declined re-election. Aina Nilsson is proposed as new Director.

Annual General Meeting of Shareholders

The shareholders of AB Electrolux (publ) are hereby invited to participate in the Annual General Meeting of Shareholders of the Company on Wednesday, April 21, 2004 at 5 p.m. CET, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.

Attendance at the meeting

Shareholders who wish to participate in the General Meeting must

•	be registered in the share register kept by VPC AB (Swedish Central Securities Depository & Clearing Organisation) on Sunday, April 11, 2004.
•	give notice of intent to participate, thereby stating the number of assistants attending, to the Company no later than 4 p.m. on Friday, April 16, 2004. Notice of intent to participate can be given by mail to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone +46-8-738 6410, by fax +46-8-738 6335, or on the Internet on the Group home page, www.electrolux.com/agm

Since the record date (April 11, 2004) will fall on a Sunday, shareholders must be registered with VPC on Thursday, April 8, 2004, to be entitled to participate in the General Meeting.

Notice should include the shareholder’s name, registration number, if any, address and telephone number. Shareholders may vote by proxy, in which case a power of attorney should be submitted to the Company prior to the General Meeting.

AB electrolux (publ) MAILING ADDRESS SE-105 45 STOCKHOLM, SWEDEN OFFICE ADDRESS S:T GöRANSGATAN 143	TELEPHONE +46 8 738 60 00 TELEFAX +46 8 738 70 90	INVESTOR RELATIONS +46 8 738 60 03 WEBSITE www.electrolux.com/ir	E-MAIL ADDRESS ir@electrolux.se REG. NO. 556009-4178

Shareholders, whose shares are registered through banks or other trustees, must have their shares registered in their own names in order to participate in the General Meeting. In order for the registration to be entered in the share register on Sunday, April 11, 2004, shareholders should request that the trustee effects re-registration well in time before Thursday, April 8, 2004.

Agenda

1.	Election of Chairman at the meeting
2.	Preparation and approval of the voting list
3.	Approval of the agenda
4.	Election of two minutes-checkers
5.	Determination as to whether the meeting has been properly convened
6.	Presentation of the Annual Report and the Report of the Auditors as well as of the Consolidated Accounts and the Report of the Auditors with respect to the Group
7.	The President’s speech
8.	Presentation of the work of the Board of Directors and its Committees during the past year and the Auditor’s presentation of the audit work during 2003
9.	Resolution on adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet
10.	Resolution on discharge from liability of the Directors and the President
11.	Resolution on dispositions in respect of the Company’s profit pursuant to the adopted Balance Sheet and determination of record date for dividend
12.	Determination of the number of Directors and Deputy Directors to be elected
13.	Determination of the fees payable to the Board of Directors and the Auditor
14.	Election of the Board of Directors
15.	Proposal for resolution on redemption offer
16.	Proposal for resolutions on
	a)	acquisition of own shares
	b)	transfer of own shares in connection with company acquisitions
17.	Proposal for resolutions on
	a)	implementation of share program (Electrolux Performance Share Plan)
	b)	transfer of own shares as a result of the share program
	c)	transfer of own shares as a result of employee stock option programs 1999-2003

18.	Issue regarding nomination procedure before General Meeting of Shareholders
19.	Closing of the meeting

Dividend and record date (item 11)

The Board of Directors has proposed a dividend of SEK 6.50 per share and Monday, April 26, 2004, as record date for the dividend. With this record date, dividend is expected to be paid by VPC on Thursday, April 29, 2004.

Proposal for number of Directors, fees, and election of the Board of Directors (items 12-14)

As previously announced, the Chairman of the Board of Directors Rune Andersson and the Deputy Chairman of the Board of Directors Jacob Wallenberg have declined re-election at the Annual General Meeting.

The nomination procedure regarding the proposal below for election of Directors of the Board has been prepared by Investor AB (represented by Claes Dahlbäck), Alecta pensionsförsäkring, ömsesidigt (represented by Ramsay J. Brufer), AMF Pension (represented by Tor Marthin) and the Chairman, Rune Andersson. Shareholders jointly representing slightly more than 40 per cent of the voting rights of all the shares in the Company, have declared that they intend to vote in favour of the following proposals:

•	8 Directors and no Deputy Directors.
•	Directors’ fees totalling SEK 3,750,000 to be allocated by the Board of Directors among themselves, and the Auditor’s fees to be paid on approved account.
•	Re-election of the Directors Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Hans Stråberg, Michael Treschow, Karel Vuursteen and Barbara Thoralfsson. Aina Nilsson is proposed as new Director.

Proposal for resolution on redemption offer (item 15)

Background

On the basis of Electrolux strong balance sheet and in order to contribute to increased shareholder value, the Board of Directors proposes the General Meeting to resolve to implement a program for redemption of shares, pursuant to which the Company’s shareholders will be offered to have their shares redeemed with repayment to the shareholders of approximately SEK 3 billion and the so-called redemption rights will be traded. The Board of Directors intends to convene an Extraordinary General Meeting of Shareholders in the month of June 2004 in order to resolve on the exact number of shares to be redeemed based on the number of shares tendered in the redemption offer. To enable the redemption price to be paid to the shareholders as quickly as possible (round about 30 June 2004), the Board of Directors also intends to propose that the Extraordinary General Meeting resolve on an issue of new C-shares, in order to avoid a drawn-out procedure at the district court.

In view of the above, the Board of Directors proposes that the General Meeting adopts the following resolution.

Redemption offer

1.	Holders of shares of series A shall for each share of series A in the Company receive one redemption right of series A and holders of shares of series B in the Company shall for each share of series B receive one redemption right of series B.
2.	20 redemption rights of series A shall entitle to redemption of one share of series A in the Company and 20 redemption rights of series B shall entitle to redemption of one share of series B in the Company. However, see clause 7 below. Shareholders shall, however, be entitled to use no more than in total 1,000 redemption rights, regardless of series, for redemption of no more than 50 shares held of any series (A and/or B) as decided by the redeeming shareholder.
3.	The price to be repaid for each redeemed share, the redemption price, shall be SEK 200 per share of series A and share of series B respectively. However, see clause 7 below.
4.	The record date in respect of the right to receive redemption rights shall be April 26, 2004.
5.	The application period shall run from and including May 4, 2004 up to and including June 1, 2004.
6.	The offer shall comprise measures that take care of smaller, odd and surplus holdings of redemption rights to facilitate also for the holders of these rights to receive the benefit that the redemption offer may involve.
7.	In order to secure that the redemption offer of SEK 3 billion is completed, the Board of Directors reserves the right to change, no later than two weeks before the Annual General Meeting, the redemption ratio under clause 2, first sentence above, and the redemption price per share under clause 3 above, if the price of the Electrolux share materially increases and thereby results in the redemption offer becoming less attractive to the shareholders.

The redemption offer is conditional on an Extraordinary General Meeting of the Company, intended to take place in the month of June 2004, resolving on (i) reduction of the share capital, as a consequence of the redemption offer, with a statement of the definite redemption price and the definite number of shares that the redemption comprises, (ii) an issue of new shares of series C to such an extent that an amount equal to the reduction amount is contributed to the Company, and (iii) reduction of the share capital in an amount corresponding to the reduction amount by redemption of shares of series C and transfer to the statutory reserve, as well as on the Swedish Patent and Registration Office passing the requisite resolutions on registration.

The Board of Directors, or any person that the Board of Directors puts in its place, is authorised to execute the redemption offer and in connection thereto make the minor adjustments to the length of the application period that may be required in order to facilitate for the foreign shareholders to participate in the redemption offer.

Majority requirement

In order for the General Meeting’s resolution in accordance with the proposal of the Board of Directors above to be valid, the resolution must be accepted by shareholders holding more than half of the votes cast, or, in the case of a tied vote, the resolution must be accepted by the Chairman.

Proposal for resolutions on acquisition of own shares and transfer of own shares in connection with company acquisitions (item 16)

Background

The Board of Directors proposes that the General Meeting, as done previous years, resolve on a new program for acquisition of own shares for the purpose of financing potential company acquisitions and as a hedge for employee options in the Company’s share related incentive programs. As per March 11, 2004, Electrolux held 17,489,400 shares of series B, corresponding to 5.4 per cent of the total number of outstanding shares.

In view of the above, the Board of Directors proposes that the General Meeting resolve as follows.

A. Acquisition of own shares

The Board of Directors is, for the period until the next Annual General Meeting of Shareholders, authorised to resolve on acquisitions of shares in the Company as follows.

1.	The Company may acquire, as a maximum, so many shares of series A and/or series B that, following each acquisition, the Company holds at a maximum 10 per cent of all shares issued by the Company.

2.	The shares may be acquired on the Stockholm Stock Exchange and/or the London Stock Exchange.
3.	An acquisition of shares through operations on a stock exchange may only be made at a price per share at each time within the registered price interval for the share.
4.	Payment for the shares shall be made in cash.

The purpose of the acquisition is to continuously be able to adapt the Company’s capital structure, thereby contributing to increased shareholder value, and to be able to use repurchased shares in connection with financing of potential company acquisitions and the Company’s option programs 1999 – 2003 and the share program 2004 proposed by the Board of Directors.

B. Transfer of own shares in connection with company acquisitions

The Board of Directors is, for the period until the next Annual General Meeting of Shareholders, authorised to resolve on transfers of the Company’s own shares in connection with company acquisitions on the following terms and conditions.

1.	Shares of series A and/or series B held by the Company at the time of the Board of Director’s decision may be transferred.
2.	The shares may be transferred with deviation from the shareholders’ preferential rights.
3.	Transfer of shares may be made at a minimum price per share corresponding to an amount in close connection with the price of the Company’s shares of the series concerned on the Stockholm Stock Exchange at the time of the decision on the transfer.
4.	Payment for the transferred shares may be made in cash, by contributions in kind or by a set-off of company debt.

The reason for deviation from the shareholders’ preferential rights in transferring shares and the basis for the sales price of the shares, is to make it possible to finance potential company acquisitions in a cost-effective manner.

Majority requirement

In order for the resolutions by the General Meeting in accordance with the Board of Director’s proposal in clauses A. and B. above to be valid, the resolutions must be accepted by shareholders holding no less than two thirds of the votes cast as well as the shares represented at the General Meeting.

Proposal for resolutions on implementation of a performance based long term incentive program (Electrolux Performance Share Plan) (the “Share Program”), transfer transfer of own shares as a result of the Share Program and transfer of own shares as a result of the employee stock option programs 1999- 2003 (item 17)

A. The Share Program

The Board of Directors proposes that the Annual General Meeting resolves to implement a performance based, long term share program for less than 200 senior officers and key employees of the Electrolux group with a possibility to be allocated shares of series B in the Company free of charge, primarily in accordance with the following terms and conditions and instructions.

Principal terms of the Share Program

a)	The participants of the Share Program shall be divided into five groups; the president, other members of the group management and three other groups for other senior officers and key employees. For each group, the Board of Directors will determine a target value for the Share Program denominated in SEK. The target value for the president amounts to SEK 2.4 million, for the other members of the group management to SEK 1.2 million and for other senior officers and key employees not less than SEK 450,000 and not more than SEK 900,000. The total sum of the target values for all participants will not exceed SEK 120 million.
b)	Each target value shall be converted into a specific number of shares (which shall be subject to a certain rounding where applicable), based on the average closing share price of the Electrolux series B shares on Stockholm Stock Exchange during the period of ten trading days before the day participants are invited to participate in the program, reduced by the present value of estimated dividend payments for the period until shares are allotted.
c)	The calculated number of shares shall be connected to a certain goal for value creation established by the Board of Directors. The goal shall be set for an initial three-year performance period. If a lower or a higher value creation is achieved during the three-year performance period, a lower or a higher number, respectively, of shares may be allocated.
d)	The value creation levels established by the Board of Directors include a minimum level, which has to be exceeded for any allocation to take place, as well as a maximum level. The maximum allocation is limited to 1.5 times the number of shares established in accordance with items a) and b) above.
e)	Allocation of shares requires, among other things, that the persons participating in the program during the entire performance period, with certain exemptions, are employed in the Electrolux group. If all conditions in the Share Program are met, allocation of shares will take place free of charge after the expiry of the three-year performance period, i.e. during 2007.
f)	Allocation of shares may take place before the expiry of the three-year performance period only in exceptional cases, namely if someone, alone or together with related parties, acquires a sufficient number of shares in

Electrolux and in accordance with the applicable rules will be under the obligation to announce a mandatory offer to acquire all outstanding shares of the Company or, for individual participants, based on individual circumstances. In such cases, allocation shall be proportionate to how long time of the performance period that has elapsed and based on the assumption that the goal for value creation set out in item c) first sentence above has been achieved.
g)	Shares allocated under the Share Program shall, with the exception of those shares that may be sold to cover income tax for the participants in the program, be under certain disposition restrictions for an additional two-year period after the expiry of the performance period. The persons being allotted shares shall be entitled to exercise voting rights for such shares, as well as to receive dividends on such shares (if any).
h)	Some participants may be offered the possibility to settle in cash a portion of the allocated shares, such portion however not to exceed the number of shares required to be sold to cover any taxes levied. Cash settlement shall be effected based on the market value of any shares being cash settled as per the allotment day.

Guiding principles for the Share Program

a)	Less than 200 senior officers and other key employees in the Electrolux group shall be offered participation in the Share Program. Offer to participate in the program shall be provided by Electrolux not later than June 30, 2004. Members of the Board of Directors having been appointed by a General Meeting of the Shareholders and who are not also employed by the Company, shall not be offered the opportunity to participate in the Share Program.
b)	The Board of Directors, or a committee established by the Board for these purposes, shall be responsible for the preparation and management of the Share Program, within the framework of the aforementioned terms and conditions and guiding principles.

Participation in the Share Program is conditional upon such participation being deemed legally possible and appropriate in relevant jurisdictions as well as, in the judgement of the Board of Directors, such participation taking place with reasonable administrative costs and financial efforts. For participants abroad, deviations in the terms and conditions for the Share Program may be made based on local rules and regulations as well as applicable market practice.

B. Transfer of own shares as a result of the share program

1.	A maximum of 1.5 million shares of series B may be transferred.
2.	Right to acquire shares shall be granted to the persons participating in the Share Program (“the Participants”), with a right for each Participant to acquire the maximum number of shares stipulated in the terms and conditions for the Share Program.
3.	The participants right to receive shares is conditional upon all terms and conditions of the Share Program being fulfilled.
4.	Shares shall be transferred free of charge under the Share Program.
5.	The number of shares that may be transferred under the Share Program may be subject to recalculation as a result of bonus issue, share split, rights issues and similar issues in accordance with the terms and conditions of the Share Program.

C. Transfer of own shares as a result of employee stock option programs 1999 – 2003

The Board of Directors further proposes, as a result of the Company’s employee stock option programs 1999-2003, that the Annual General Meeting of Shareholders resolves that the Company shall be entitled, for the period until the next Annual General Meeting, to transfer a maximum of 1,313,010 shares of series B in the Company to cover costs, primarily social security charges, that may arise a result of these employee stock option programs. Transfer may take place on the Stockholm Stock Exchange at a price within the registered price interval from time to time.

The reasons for deviation from the shareholders’ preferential rights and the basis for determination of transfer prices for transfers of own shares are as follows.

The transfer of own shares is an integrated part of previously implemented employee stock options programs as well as the Share Program. The Board of Directors considers it to be an advantage to Electrolux and its shareholders that senior officers and key employees of Electrolux are offered the possibility to become shareholders of the Company. The Board of Directors further considers that shares previously repurchased by Electrolux shall be used, where applicable, to cover the costs, primarily social security charges, arising as a consequence of already implemented employee stock options programs and to enable delivery of shares under the Share Program. The basis for determination of the applicable transfer prices follows from the proposals by the Board set out above.

Majority requirements

In order for the General Meeting’s resolution in accordance with the Board of Directors’ proposal under item A. above to be valid, shareholders representing more than fifty per cent of the votes cast must be in favour of such proposal or, in case of a tied vote, the chairman of the meeting must be in favour of such proposal. In order for the General Meeting’s resolution in accordance with the proposal under item B. above to be valid, shareholders representing at least nine tenths of the votes cast as well as the shares represented at the meeting must be in favour of the proposal. In order for the General Meeting’s resolution in accordance with the proposal under item C. above to be valid, shareholders representing at least two thirds of the votes cast as well as the shares represented at the meeting must be in favour of the proposal.

Issue regarding nomination procedure before General Meeting of Shareholders (item 18)

The Swedish Shareholders’ Association has proposed that a nomination committee be set up by the General Meeting. The nomination committee should consist of three to five independent members, elected by the General Meeting and representing the Company’s owners. One member of the committee should represent the minority shareholders.

A number of major shareholders, jointly representing slightly more than 33 per cent of the voting rights of all the shares in the Company, have indicated that they will move the rejection of such a proposal and instead will propose the General Meeting that the nomination process shall be arranged so that the Chairman, during the fourth calendar quarter, contacts at least three of the major shareholders. Representatives of these major shareholders (who may not be members of the Board of Directors of the Company) shall then jointly, and under the leadership of the Chairman, prepare a proposal concerning members of the Board of Directors and the fee to the Board of Directors, to be submitted to the Annual General Meeting for resolution. The proposal includes that the names of the shareholders’ representatives shall be made public as soon as they have been appointed.

The Board of Directors’ complete proposals for resolutions under items 15–17 above will be available at the Company – AB Electrolux, C-J, SE-105 45 Stockholm, Sweden and at the Group’s home page on the Internet: www.electrolux.com/agm – and will, on request, be sent to shareholders at the address given, as from April 7, 2004.

Stockholm in March 2004
THE BOARD OF DIRECTORS

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

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